U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-19508

CUSIP NUMBER 860370105

(Check One):

[ ] Form 10-K and Form 10-KSB             [ ] Form 20-F             [X ] Form 11-K             [ ] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:                 N/A

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:                 Not Applicable

Part I - Registrant Information

Full Name of Registrant         Stewart Enterprises, Inc. for the Stewart Enterprises, Inc. Employees'

    Retirement Trust (A Profit Sharing Plan) and Trust Agreement (the "Plan")

Former Name if Applicable

    110 Veterans Memorial Boulevard

Address of Principal Executive Office (Street and Number)

    Metairie, Louisiana 70005

City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]     (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]     (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant was not aware that the filing of its S-8 for the Plan in April, 2000 triggered the requirement that a Form 11-K be prepared and filed for the Plan each year. When the Registrant became aware of the requirement, there was insufficient time to finalize the audited financial statements of the Plan for the Form 11-K for the year ended December 31, 2001.

(Attach Extra Sheets if Needed)

Part IV - Other Information

            (1)     Name and telephone number of person to contact in regard to this notification

                        Michael G. Hymel             (504)                 849-2234

                        (Name)                             (Area Code)     (Telephone Number)

            (2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

The Registrant has electronically filed today its Form 11-K for the short year ended December 31, 2000.

            (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

            If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Stewart Enterprises, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     July 1, 2002         By      /s/ Kenneth C. Budde

                                         Name:     Kenneth C. Budde

                                         Title:   Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

            Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).